At a regular meeting of the Board of Trustees held on March 15-16, 2006, the Trustees of the
Fund approved a Plan of Reorganization (the Plan).
Under the Plan, Evergreen Disciplined
Value Fund, a series of Evergreen Equity Trust, will acquire the assets and assume the liabilities of the Fund in exchange for shares of Evergreen Disciplined Value Fund.
A special meeting of shareholders of the Fund will be held on June 23, 2006 to consider and vote on the Plan. If approved, the reorganization will take place on or about June 26, 2006.
Shareholders of record on March 31, 2006 will be mailed materials for this meeting on or about
May 5, 2006.